

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

VIA U.S. MAIL

Anthony Orso
CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, NY 10022

>   **Re: CCRE Commercial Mortgage Securities, L.P.**
>   **Registration Statement on Form S-3**
>   **Filed March 16, 2011**
>   **File No. 333-172863**

Dear Mr. Orso:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-

effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.   Additionally, please revise your disclosure in the first paragraph on page S-93 of the prospectus supplement, in the first full paragraph on page 20 of the prospectus and the last sentence of the fourth full paragraph and fifth full paragraph on page 31 of the base prospectus accordingly.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page

5. Please revise the cover page to remove references to "co-managers."

Summary of Prospectus Supplement, page S-9

6. If applicable, please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(vii) of Regulation AB.

Transaction Parties, page S-9

Controlling Class Representative, page S-11

7. Please revise this section to include a brief discussion of the information set forth in the first risk factor on page S-80 and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split-Loan Directing Holder and the Controlling Class Representative.

The Securities, page S-20

Distributions, page S-23

8. Please revise your disclosure to include the distribution priority of the servicing, trustee and administrative fees. Refer to Item 1103(a)(7) of Regulation AB.

Other Investment Considerations, page S-27

Ratings, page S-29

9. We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on "those agencies initial subordination levels for the various classes of certificates." Please advise.

Risk Factors, page S-31

10. Please revise your risk factor disclosure to break up longer risk factors into multiple smaller risk factors that are easier for investors to read and understand. Please also revise the risk factor captions to succinctly state the particular risk that results from the uncertainty. We note that a number of the risk factor captions are brief phrases where it is unclear what the risk is to be discussed.

Description of the Mortgage Pool, page S-82

Additional Indebtedness, page S-83

11. We note your disclosure that certain equity owners of the borrowers under certain mortgage loans can incur future mezzanine debt. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

Transaction Parties, page S-93

The Originators, page S-96

CCRE Lending; General, page S-96

12. We note your disclosure in the last sentence of this paragraph. We also note your disclosure in the sixth full paragraph on page S-98. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Prospects Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

The Master Servicer, page S-100

13. We note your disclosure contemplates multiple servicers. Please revise your disclosure
to provide a clear introductory description of the roles, responsibilities and oversight
requirements of the entire servicing structure and the parties involved. Along with the
narrative discussion, also consider presenting the information graphically. Refer to Item
1108(a)(1) of Regulation AB.

Description of the Offered Certificates, page S-106

14. Please clarify in the last sentence of the second paragraph that the Certificates represent
interests in and obligations of the issuing entity. Please similarly revise the cover page of
the prospectus.

The Pooling and Servicing Agreement, page S-138

Advances, page S-142

15. We note your disclosure in the second sentence of the first paragraph of this section and
on page S-158. Please advise whether the asset pool will include any modified loans. If
so, revise to provide bracketed form disclosure indicating that you will describe the
nature of the modification(s) and provide data regarding the number of modified loans in
the Summary of Prospectus Supplement section of the prospectus supplement.

Use of Proceeds, page S-173

16. We note your reference to "net proceeds." Please disclose the amount of expenses
payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB. In this
regard, we note your disclosure in the Use of Proceeds section of the base prospectus.

Annexes

17. Please provide the information to be included in Annex D and Annex E or advise.

Base Prospectus

Cover Page

18. We note that your disclosure in the last sentence of the first paragraph appears to
inconsistent with your disclosure in the first paragraph of the prospectus supplement
cover page-your disclosure in the last sentence of the last full risk factor on page 5, and
your disclosure in the third full paragraph on page 19. Please advise.

Summary of Base Prospectus, page 4

Descriptions of Certificates; Ratings, page 4

19. We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

20. In this regard, we note your disclosure in the last sentence on page 32. Please advise as to how you will confirm that the credit support with respect to the MBS in the asst pool would be allowed under the definition of an asset-backed security under Regulation AB if information on the credit support is not available. Please also advise as to when this information would not be available.

Description of the Certificates, page 11

21. Please revise the fourth full paragraph of this section to identify all forms of credit enhancement that may be included in the trust fund for each series.

Federal Income Tax Consequences, page 50

22. Please remove the term "general" from the second sentence of the second paragraph of this section.

Incorporation of Certain Information by Reference, page 81

23. Please advise as to why the Form 10-Ks are not incorporated by reference as disclosed in the fourth sentence of the first paragraph of this section.

Exhibit 5.1

24. Please revise the first sentence of the second paragraph to state that you have relied on the items listed in the second paragraph as to factual matters only.

25. Please revise the last paragraph of the opinion to consent to the prospectus discussion of this opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 504-6666
       Patrick T. Quinn, Esq.
       Cadwalader, Wickersham & Taft LLP